ARCELORMITTAL ANNOUNCES ORGANISATIONAL CHANGES

Luxembourg / Rotterdam, July 6, 2007 - ArcelorMittal, the world's leading steel company, today announces senior organisational changes. Mr Roland Junck, a member of the Group Management Board (GMB), has retired from this executive role effective July 31st. He will retain a link with the company through his new position as a Board Member of Arcelor China Holding S. a. r. l., a subsidiary company of ArcelorMittal. In the capacity of his position on the GMB, Mr Junck had particular responsibility for integration, which is now successfully operationally complete, ahead of schedule. He also acted as a special advisor on integration to ArcelorMittal CEO, Lakshmi Mittal. Mr Junck’s responsibilities will be assumed by the other GMB members.*

ArcelorMittal is also announcing today a number of other key senior executive appointments, including two Executive Vice Presidents who will sit on the Company’s Management Committee. Mr Pierre Gugliermina has been appointed Executive Vice President and Chief Technology Officer, with responsibility for Health & Safety, operational excellence and the environment. Mr Vijay Bhatnagar becomes EVP, CEO Flat Eastern Europe.

The Company also announces that Mr Bill Scotting, previously EVP and Head of Performance Enhancement will become EVP, Head of Strategy. As previoulsy announced, Mr Bernard Fontana, previously EVP, Automotive, will become EVP, Head of Human Resources. Mr Greg Ludkovsky will become VP Products Development and Research and Development. Mr Jean-Luc Maurange will become VP Global Customers & Automotive. Mr Rémi Boyer will become VP CSR in addition to his role of Secretary General of the GMB.

Speaking today, Lakshmi Mittal, President and CEO of ArcelorMittal, said:

“I would like to take this opportunity to thank Roland for the considerable role he has played in helping effect such a successful integration. During this period he has overseen the corporate functions including Human Resources, critical to any merger. His leadership in this area has certainly played an important part in successfully establishing a united culture at ArcelorMittal. Roland has a deep and impressive knowledge of the steel industry, which I am delighted we will continue to benefit from as he will continue his relationship with the company as a member of the Board of our China operations. I, and my colleagues on the GMB, as well as all the employees of ArcelorMittal, thank him for his support and wish him the best for the future.”

Roland Junck commented:

“Since the merger, I have devoted myself to the project of integration and am very pleased with the achievements the company has made to transform itself into one industry leading entity. Alongside Mr Mittal and my colleagues on the GMB, we have all worked very hard to ensure that the new company set off on the right foot and captured its considerable potential at the critical early stages. But now the integration is operationally complete, I would like to take the opportunity to pursue other challenges, both personally and professionally. I will still retain an active interest in the company through my directorship of Arcelor China and look forward to watching ArcelorMittal continue to go from strength to strength.”

* The new responsibilities of the five members of the Group Management Board, including Mr Mittal, will be as follows. Those responsibilities formerly held by Mr Roland Junck are marked with an asterisk.

CEO: Lakshmi Mittal

-	Shared Services (Purchasing, Legal, IT and other activities)
-	Human Resources*
-	Marketing and Commercial Co-ordination*
-	Associations, mandates and steel contact groups*
-	International Affairs*
-	Internal Assurance
-	GMB Secretary

CFO, M&A, Strategy, Flat Americas: Aditya Mittal

-	CFO
-	M&A
-	Investor Relations
-	Flat Americas
-	Strategy*
-	Communications

Asia, Africa, Mining, CIS: Malay Mukherjee

-	Mines
-	Africa
-	Asia
-	China*
-	South Europe (Bosnia, Macedonia)
-	CIS (Ukraine, Kazakhstan)
-	Stainless Steel
-	Pipes and Tubes
-	CTO*

Flat Europe, Products Development and R&D, Global Customers: Michel Wurth

-	Flat EU 27
-	Products Development and R&D
-	Global Customers
-	Automotive
-	Plates
-	Packaging

Long, AM3S and CSR: Gonzalo Urquijo

-	AM3S
-	Long EU 27
-	Long Americas
-	Wire Drawings
-	Corporate Social Responsibility*
-	ArcelorMittal Foundation*

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Maitland Consultancy:		France
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Sandra Luneau	+33 1 71 92 00 58
Belgium		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397